OSISKO DEVELOPMENT CORP.

. . . . . . . . . . . . . . . . . .

Consolidated Financial Statements

For the years ended

December 31, 2021 and 2020

Independent auditor's report

To the Shareholders of Osisko Development Corp.
_____________________________________________________________________________________________________________________

Our opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Osisko Development Corp. and its subsidiaries (together, the Company) as at December 31, 2021 and 2020, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

What we have audited

The Company's consolidated financial statements comprise:

• the consolidated statements of financial position as at December 31, 2021 and 2020;

• the consolidated statements of loss for the years then ended;

• the consolidated statements of comprehensive (loss) income for the years then ended;

• the consolidated statements of cash flows for the years then ended;

• the consolidated statements of changes in equity for the years then ended; and

• the notes to the consolidated financial statements, which include significant accounting policies and other explanatory information.

_____________________________________________________________________________________________________________________
Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the consolidated financial statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements.

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.

1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
T: +1 514 205 5000, F: +1 514 876 1502

"PwC" refers to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., an Ontario limited liability partnership.

_____________________________________________________________________________________________________________________
Emphasis of matter - carve-out financial information

We draw attention to the fact that, as described in note 2 to the consolidated financial statements, the comparative financial information from January 1 to November 25, 2020 (included in the consolidated statements of loss, comprehensive (loss) income, cash flows and changes in equity for the year ended December 31, 2020) represents the carve-out financial information of the mining activities of Osisko Gold Royalties and reflect the activities of the Osisko Gold Royalties Contributed Assets on a "carve-out" basis, rather than representing the legal form applicable at the time. Our opinion is not modified in respect of this matter.

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Other information

Management is responsible for the other information. The other information comprises the Management's Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

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Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

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Auditor's responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

• Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

• Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

• Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

• Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

• Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor's report is Frédéric Lepage.

/s/PricewaterhouseCoopers LLP1

Montréal, Quebec

February 24, 2022

___________________________________
1 CPA auditor, CA, public accountancy permit No. A123475

Osisko Development Corp.

Consolidated Statements of Financial Position
As at December 31, 2021 and 2020

(Expressed in thousands of Canadian dollars)

		December 31,	December 31,
		2021	2020
	Notes	$	$

Assets

Current assets
Cash	7	33,407	197,427
Amounts receivable	8	7,951	6,977
Inventories	9	18,596	10,025
Other current assets		1,471	4,049
		61,425	218,478

Non-current assets
Investments in associates	10	12,964	9,636
Other investments	10	49,516	100,508
Mining interests	11	475,621	385,802
Property, plant and equipment	12	83,712	21,198
Exploration and evaluation	13	3,635	41,869
Other assets	14	16,251	24,653
		703,124	802,144

Liabilities
Current liabilities
Accounts payable and accrued liabilities	15	25,117	37,636
Deferred premium on flow-through shares	19	914	-
Lease liabilities	17	8,104	578
Contract liability	18	3,822	1,606
Current Portion of long term debt	16	1,610	-
Environmental rehabilitation provision	20	2,287	3,019
		41,854	42,839

Non-current liabilities
Long term debt	16	2,154	-
Lease liabilities	17	1,762	1,457
Contract liability	18	20,998	12,401
Environmental rehabilitation provision	20	50,949	31,582
Deferred income taxes	23	1,205	14,299
		118,922	102,578

Equity
Share capital	21	714,373	613,127
Shares to be issued		-	73,945
Contributed surplus		6,436	69
Accumulated other comprehensive income		6,764	15,018
Deficit		(143,371)	(2,593)
		584,202	699,566
		703,124	802,144

APPROVED ON BEHALF OF THE BOARD

(Signed) Sean Roosen, Director	(Signed), Charles Page, Director

The notes are an integral part of these consolidated financial statements.	2

Osisko Development Corp.

Consolidated Statements of Loss

For the years ended December 31, 2021 and 2020

(Expressed in thousands of Canadian dollars, except per share amounts)

		2021	2020
	Notes	$	$
Revenues		7,661	-
Operating expenses
Cost of sales	24	(7,661)	-
Other operating costs	24	(12,919)	-
General and administrative	25	(21,655)	(8,170)
Exploration and evaluation, net of tax credits		(1,197)	(131)
Impairment of assets	11,13	(121,594)	-
Operating loss		(157,365)	(8,301)
Accretion expense		(749)	(787)
Share of loss of associates		(1,704)	(1,981)
Other income, net	26	13,545	9,803
Loss before income taxes		(146,273)	(1,266)

Income tax recovery (expense)	23	12,971	(6,806)
Net loss		(133,302)	(8,072)

Basic and diluted loss per share		(1.01)	(0.07)
Weighted average number of shares outstanding		132,133,613	109,291,614

As further described in Note 2, the information for the period prior to November 25, 2020 is presented on a carve-out basis.

The notes are an integral part of these consolidated financial statements.	3

Osisko Development Corp.

Consolidated Statements of Comprehensive (Loss) Income

For the years ended December 31, 2021 and 2020

(Expressed in thousands of Canadian dollars)

	2021	2020
	$	$

Net loss	(133,302)	(8,072)

Other comprehensive income (loss)

Items that will not be reclassified to the consolidated statements of loss

Changes in fair value of financial assets at fair value through comprehensive income	(15,849)	34,027
Income tax effect	1,656	(5,112)
Share of other comprehensive loss of associates	-	(33)

Items that may be reclassified to the consolidated statements of loss

Currency translation adjustments	(1,537)	3,815

Other comprehensive (loss) income	(15,730)	32,697

Comprehensive (loss) income	(149,032)	24,625

As further described in Note 2, the information for the period prior to November 25, 2020 is presented on a carve-out basis.

The notes are an integral part of these consolidated financial statements.	4

Osisko Development Corp.

Consolidated Statements of Cash Flows

For the year ended December 31, 2021 and 2020

(Expressed in thousands of Canadian dollars)

		2021	2020
	Notes	$	$
Operating activities
Net loss		(133,302)	(8,072)
Adjustments for:
Share-based compensation		4,070	829
Depreciation		2,511	229
Accretion		749	787
Gain on disposal of assets		(54)	-
Share of loss of associates		1,704	-
Realized loss on sale of marketable securities		-	1,979
Net gain on acquisition of investments		(222)	(3,539)
Change in fair value of financial assets at fair value through profit and
loss		701	(601)
Net gain on disposal of investments		-	(5,357)
Unrealized gain on dilution		(1,847)	-
Foreign exchange loss		489	242
Deferred income tax expense (recovery)		(12,971)	1,010
Impairment of assets		121,594	-
Premium on flow-through shares	19	(6,971)	-
Gain on re-evaluation of Sapuchi provisions		(5,658)	-
Proceeds from Contract liability	18	5,653	-
Other		1,726	2,084
Net cash flows used in operating activities
before changes in non-cash working capital items		(21,828)	(10,409)
Changes in non-cash working capital items	29	(19,586)	4,425
Net cash flows used in operating activities		(41,414)	(5,984)

Investing activities
Mining interests		(138,631)	(66,528)
Property, plant and equipment		(47,535)	-
Exploration and evaluation expenses		(2,118)	(202)
Proceeds on disposals of investments		43,054	-
Acquisition of investments in associates		(2,200)	-
Acquisition of other investments		(9,094)	-
Other		(458)	4,762
Net cash flows used in investing activities		(156,982)	(61,968)

Financing activities
Private placements	21	39,760	214,323
Share issue expense	21	(3,044)	(5,965)
Exercise of warrants		3	-
Capital payments on lease liabilities	17	(5,745)	(359)
Investments from parent company		-	50,198
Long-term debt		4,015	-
Repayment of long-term debt		(251)	-
Other		-	(582)
Net cash flows provided by financing activities		34,738	257,615

Decrease in cash before impact of exchange rate		(163,658)	(189,663)
Effects of exchange rate changes on cash		(362)	(242)
(Decrease) increase in cash		(164,020)	(189,421)

Cash - Beginning of year		197,427	8,006
Cash - end of year		33,407	197,427

As further described in Note 2, the information as at and for the period prior to November 25, 2020 is presented on a carve-out basis.

The notes are an integral part of these consolidated financial statements.	5

Osisko Development Corp.

Consolidated Statements of Changes in Equity

For the year ended December 31, 2021

(Expressed in thousands of Canadian dollars, except for number of shares)

		Number of			Accumulated
		common			other	Retained
		shares	Share	Contributed	comprehensive	earnings
	Notes	Outstanding	capital	surplus	income (loss)	(deficit)	Total
			$	$	$	$	$

Balance - January 1, 2021		118,950,545	687,072	69	15,018	(2,593)	699,566

Net loss		-	-	-	-	(133,302)	(133,302)

Other comprehensive loss		-	-	-	(15,730)	-	(15,730)

Comprehensive loss		-	-	-	(15,730)	(133,302)	(149,032)

Transfer of realized loss on financial assets at fair value through other comprehensive income, net of taxes		-	-	-	7,476	(7,476)	-

Private placements - Non-brokered	21	10,862,195	6,156	-	-	-	6,156

Private placements - Flow-through	21	3,390,242	25,257	-	-	-	25,257

Issue costs on financings	21	-	(2,580)	-	-	-	(2,580)

De-recognition of tax benefit on issue costs		-	(1,535)	-	-	-	(1,535)

Share options - Share-based compensation		-	-	2,884	-	-	2,884

Exercise of warrants		250	3	-	-	-	3

Restricted share units (including from Parent Company) Share-based compensation		-	-	2,053	-	-	2,053

Deferred share units to be settled in common shares - Share-based compensation		-	-	1,260	-	-	1,260

Income tax impact		-	-	170	-	-	170

Balance - December 31, 2021		133,203,232	714,373	6,436	6,764	(143,371)	584,202

The notes are an integral part of these consolidated financial statements.	6

Osisko Development Corp.

Consolidated Statements of Changes in Equity

For the year ended December 31, 2020

(Expressed in thousands of Canadian dollars except number of shares)

		Number of				Accumulated
		common		Net parent		other	Retained
		shares	Share	company	Contributed	comprehensive	earnings
	Notes	Outstanding(i)	capital	investment	surplus	income (loss)(ii)	(deficit)	Total
			$	$	$	$	$	$

Balance - January 1, 2020		100,000,100		374,118	-	(19,104)	-	355,014

Net earnings (loss)		-	-	(5,479)	-	-	(2,593)	(8,072)

Other comprehensive income		-	-	-	-	32,697	-	32,697

Comprehensive income (loss)		-	-	(5,479)	-	32,697	(2,593)	24,625

Net parent company investment		-	109,966	-	-	-	-	109,966

Transfer of realized other comprehensive income of associates		-	-	571	-	(571)	-	-

Transfer of realized loss on financial assets at fair value through profit and loss, net of taxes		-	-	(1,996)	-	1,996	-	-

Deemed acquisition of Barolo Ventures Corp.	5	233,395	1,751	(1,751)	-	-	-	-

Issuance of common shares to parent company	5	-	365,463	(365,463)	-	-	-	-

Private placements	21	18,717,050	140,378	-	-	-	-	140,378

Private placements - shares to be issued	21	-	73,945	-	-	-	-	73,945

Issue costs on financings (net of income taxes)	21	-	(4,431)	-	-	-	-	(4,431)

Share options - Share-based compensation		-	-	-	43	-	-	43

Deferred share units to be settled in common shares

Share-based compensation		-	-	-	26	-	-	26

Balance - December 31, 2020		118,950,545	687,072	-	69	15,018	(2,593)	699,566

(i) The shares issued to the parent upon the Reverse Take-Over transaction are deemed to have been issued and outstanding as at January 1, 2020 for purposes of these consolidated financial statements.

As further described in Note 2, the information for the period prior to November 25, 2020 is presented on a carve-out basis.

The notes are an integral part of these consolidated financial statements.	7

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

1. Nature of operations

In November 2020, Osisko Gold Royalties Ltd ("Osisko Gold Royalties or "Parent Company") transferred mining properties and a portfolio of marketable securities to Barolo Ventures Corp. ("Barolo"), in exchange for common shares of Barolo, which resulted in a Reverse Take-Over of Barolo (the "RTO") under the policies of the TSX Venture Exchange ("TSX-V") and which, in connection with the RTO, Barolo changed its name to Osisko Development Corp. ("Osisko Development" or "the Company").

The common shares of Osisko Development began trading on the TSX-V on December 2, 2020 under the symbol "ODV". The Company's registered and business address is 1100, avenue des Canadiens-de-Montréal, suite 300, Montreal, Québec.

The principal subsidiaries of the Company and their geographic locations at December 31, 2021 were as follows:

Entity	Jurisdiction	% ownership
Barkerville Gold Mines Ltd.	British Columbia	100%
Sapuchi Minera, S. de R.L. de C.V. (i)	Mexico	100%

(i) From August 21, 2020

Osisko Development is focused on exploring and developing its mining assets, including the Cariboo Gold and Bonanza Ledge II Projects in British Columbia and the San Antonio gold project in Mexico.

As at December 31, 2021, the Company's working capital was $19.6 million, which included cash of $33.4 million, and, the Company incurred a loss of $133.3 million for the year then ended. With the proposed financings announced in February 2022 (as described in note 35), management believes that the Company will have sufficient funds to meet its obligations and planned expenditures for the ensuing twelve months as they fall due. In assessing whether the going concern assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. In order to execute on its planned activities, the Company will be required to close on the announced financings or to secure additional financing in the future, which may be completed in several ways including, but not limited to, a combination of project debt finance, offtake or royalty financing and other capital market alternatives. Failure to close on the announced financings within the expected timelines or at all, may impact and/or curtail the planned activities for the Company, which may include, but are not limited to, the suspension of certain development activities and the disposal of certain investments to generate liquidity.

2. Basis of presentation

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The accounting policies, methods of computation and presentation applied in these consolidated financial statements are consistent with those of the previous financial year, unless otherwise noted.

As further described in note 5, the Company's financial information for periods and dates prior to November 25, 2020, and thus the comparative financial information from January 1 to December 31, 2020 includes the carve-out financial information of the mining activities of Osisko Gold Royalties and reflect the activities, assets and liabilities of the Osisko Gold Royalties Contributed Assets on a "carve-out" basis, rather than representing the legal form applicable at the time.

The carve-out financial information has been derived from Osisko Gold Royalties historical accounting records and estimates that were established by Osisko Development's management. The consolidated statements of loss and comprehensive loss include a pro rata of Osisko Gold Royalties income and expenses for assets attributable to the Company for the period prior to November 25, 2020.

The Board of Directors approved these consolidated financial statements on February 21, 2022.

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

Uncertainty due to COVID-19

The duration and full financial effect of the COVID-19 pandemic is unknown at this time, as are the measures taken by governments, companies and others to attempt to reduce the spread of COVID-19. Any estimate of the length and severity of these developments is therefore subject to significant uncertainty, and accordingly estimates of the extent to which the COVID-19 may materially and adversely affect the Company's operations, financial results and condition in future periods are also subject to significant uncertainty, including potential restrictions on exploration, development and operational sites access and supply chains disruptions that could delay the exploration and development plans of the main assets of the Company. In the current environment, the assumptions and judgements made by the Company are subject to greater variability than normal, which could in the future significantly affect judgments, estimates and assumptions made by management as they relate to potential impact of the COVID-19 and could lead to a material adjustment to the carrying value of the assets or liabilities affected. The impact of current uncertainty on judgments, estimates and assumptions extends, but is not limited to, the Company's valuation of its long-term assets, including the assessment for impairment and impairment reversal. Actual results may differ materially from these estimates.

3. Significant Accounting Policies

The significant accounting policies applied in the preparation of the consolidated financial statements are described below.

a) Basis of measurement

The consolidated financial statements are prepared under the historical cost convention, except for the revaluation of certain financial assets at fair value (including derivative instruments).

b) Business combinations

On the acquisition of a business, the acquisition method of accounting is used whereby the identifiable assets, liabilities and contingent liabilities (identifiable net assets) of the business are measured at fair value at the date of acquisition. Provisional fair values estimated at a reporting date are finalized as soon as the relevant information is available, which period shall not exceed twelve months from the acquisition date and are adjusted to reflect the transaction as of the acquisition date. Any excess of the consideration paid is treated as goodwill, and any bargain gain is immediately recognized in the statement of loss and comprehensive loss. If control is lost as a result of a transaction, the participation retained is recognized on the statement of financial position at fair value and the difference between the fair value recognized and the carrying value as at the date of the transaction is recognized in the statement of loss. Acquisition costs are expensed as incurred.

The Company recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest's proportionate share of the recognized amounts of acquiree's identifiable net assets.

The results of businesses acquired during the year are consolidated into the consolidated financial statements from the date on which control commences (generally at the closing date when the acquirer legally transfers the consideration).

c) Consolidation

The Company's financial statements consolidate the accounts of Osisko Development and its subsidiaries. All intercompany transactions, balances and unrealized gains or losses from intercompany transactions are eliminated on consolidation. Subsidiaries are all entities over which the Company has the ability to exercise control. The Company controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company and are de-consolidated from the date that control ceases. Accounting policies of subsidiaries are consistent with the policies adopted by the Company.

d) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each consolidated entity and associate of the Company are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in Canadian dollars, which is the functional currency of the parent Company and some of its subsidiaries.

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

Assets and liabilities of the subsidiaries that have a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rate in effect on the consolidated statement of financial position date and revenues and expenses are translated at the average exchange rate over the reporting period. Gains and losses from these translations are recognized as currency translation adjustment in other comprehensive income or loss.

(ii) Transactions and balances

Foreign currency transactions, including revenues and expenses, are translated into the functional currency at the rate of exchange prevailing on the date of each transaction or valuation when items are re-measured. Monetary assets and liabilities denominated in currencies other than the operation's functional currencies are translated into the functional currency at exchange rates in effect at the statement of financial position date. Foreign exchange gains and losses resulting from the settlement of those transactions and from period-end translations are recognized in the consolidated statement of loss.

Non-monetary assets and liabilities are translated at historical rates, unless such assets and liabilities are carried at fair value, in which case, they are translated at the exchange rate in effect at the date of the fair value measurement. Changes in fair value attributable to currency fluctuations of non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in the consolidated statement of loss as part of the fair value gain or loss. Such changes in fair value of non-monetary financial assets, such as equities classified at fair value through other comprehensive income, are included in other comprehensive income or loss.

e) Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Financial assets and liabilities are offset and the net amount is reported in the statement of financial position when there is an unconditional and legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like the Black-Scholes option pricing model or other valuation techniques.

Measurement after initial recognition depends on the classification of the financial instrument. The Company has classified its financial instruments in the following categories depending on the purpose for which the instruments were acquired and their characteristics.

(i) Financial assets

Debt instruments

Investments in debt instruments are subsequently measured at amortized cost when the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows and when the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Investments in debt instruments are subsequently measured at fair value when they do not qualify for measurement at amortized cost. Financial instruments subsequently measured at fair value, including derivatives that are assets, are carried at fair value with changes in fair value recorded in net income or loss unless they are held within a business model whose objective is to hold assets in order to collect contractual cash flows or sell the assets and when the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, in which case unrealized gains and losses are initially recognized in other comprehensive income or loss for subsequent reclassification to net income or loss through amortization of premiums and discounts, impairment or de-recognition.

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

Equity instruments

Investments in equity instruments are subsequently measured at fair value with changes recorded in net income or loss. Equity instruments that are not held for trading can be irrevocably designated at fair value through other comprehensive income or loss on initial recognition without subsequent reclassification to net income or loss. Cumulative gains and losses are transferred from accumulated other comprehensive income loss to retained earnings upon derecognition of the investment.

Dividend income on equity instruments measured at fair value through other comprehensive income or loss is recognized in the statement of loss on the ex-dividend date.

(ii) Financial Liabilities

Financial liabilities are subsequently measured at amortized cost using the effective interest method, except for financial liabilities at fair value through profit or loss. Such liabilities, including derivatives that are liabilities, are subsequently measured at fair value.

The Company has classified its financial instruments as follows:

Category	Financial instrument

Financial assets at amortized cost	Bank balances
Short-term debt securities
Reclamation deposits
Trade receivables
Interest income receivable
Amounts receivable from associates and other
receivables

Financial assets at fair value
through profit or loss	Investments in derivatives and convertible debentures

Financial assets at fair value
through other comprehensive income
or loss	Investments in shares and equity instruments,
other than in derivatives

Financial liabilities at amortized cost	Accounts payable and accrued liabilities
Borrowings under loan facilities

Derivatives

Derivatives, other than warrants held in mining exploration and development companies, are only used for economic hedging purposes and not as speculative investments. Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently measured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

f) Impairment of financial assets

At each reporting date, the Company assesses, on a forward-looking basis, the expected credit losses associated with its financial assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in the credit risk or if a simplified approach has been selected.

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

The Company has two principal types of financial assets subject to the expected credit loss model:

• Trade receivables; and

• Amounts receivable

The Company applies the simplified approach permitted by IFRS 9 for trade receivables (including amounts receivable from associates and other receivables), which requires lifetime expected credit losses to be recognized from initial recognition of the receivables.

g) Cash

Cash includes demand deposits held with banks.

h) Refundable tax credits for mining exploration expenses

The Company is entitled to refundable tax credits on qualified mining exploration and evaluation expenses incurred in the provinces of Québec and British-Columbia. The credits are accounted for against the exploration and evaluation expenses incurred.

i) Inventories

Supplies inventory consists of mining supplies and consumables used in the operation of the mines, and is valued at the lower of average cost and net realizable value. Provisions are recorded to reflect present intentions for the use of slow moving and obsolete parts and supplies inventory.

Inventories of stockpile, in-circuit and refined precious metals are measured and valued at the lower of average production cost and net realizable value. Net realizable value is the estimated selling price of the concentrates in the ordinary course of business based on the prevailing metal prices on the reporting date, less estimated costs to complete production and to bring the concentrates to sale. Production costs that are inventoried include the costs directly related to bringing the inventory to its current condition and location, such as materials, labour, other direct costs (including external services and depreciation, depletion and amortization), production related overheads and royalties.

j) Investments in associates

Associates are entities over which the Company has significant influence, but not control. The financial results of the Company's investments in its associates are included in the Company's results according to the equity method. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the Company's share of profits or losses of associates after the date of acquisition. The Company's share of profits or losses is recognized in the consolidated statement of loss and its share of other comprehensive income or loss of associates is included in other comprehensive loss.

Unrealized gains on transactions between the Company and an associate are eliminated to the extent of the Company's interest in the associate. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Dilution gains and losses arising from changes in interests in investments in associates are recognized in the consolidated statement of (loss).

The Company assesses at each reporting date whether there is any objective evidence that its investments in associates are impaired. If impaired, the carrying value of the Company's share of the underlying assets of associates is written down to its estimated recoverable amount (being the higher of fair value less costs of disposal and value-in-use) and charged to the consolidated statement of (loss).

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

k) Property and equipment

Early adoption of amendments to IAS 16: Property, Plant and Equipment

The IASB has made amendments to IAS 16 Property, Plant and Equipment, which will be effective for financial years beginning on or after January 1, 2022. The Company early adopted the amendment to IAS 16 whereby proceeds from the sale of precious metals before the related property, plant and equipment is available for use should be recognized in profit or loss, together with the costs of producing those items.

As a result, for the year ended December 31, 2021, net proceeds received from selling recovered gold and silver from its Bonanza Ledge II Project of $7.7 million is recognized as revenue in the consolidated statement of loss. The Company had no pre-production revenues in the comparative period. The related cost of sales in relation to the gold and silver sold of $7.7 million was also recognized in the consolidated statement of loss for the year ended December 31, 2021 in accordance to IAS 2 at the net realizable value of inventory sold.

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of an asset. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefit associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced.

Depreciation is calculated to amortize the cost of the property and equipment less their residual values over their estimated useful lives using the straight-line method over the following periods by major categories:

Leasehold improvements	Lease term
Furniture and office equipment	2-7 years
Exploration equipment and facilities	2-20 years
Mining plant and equipment (development)	3-20 years
Right-of-use assets	Lessor of useful life and term lease

Residual values, method of depreciation and useful lives of the assets are reviewed annually and adjusted if appropriate.

Gains and losses on disposals of property and equipment are determined by comparing the proceeds with the carrying amount of the asset and are included as part of other gains or losses, net in the consolidated statement of loss.

l) Mining interests

Development assets are interests in projects that are under development, in permitting or feasibility stage and that in management's view, can be reasonably expected to generate steady-state revenue for the Company in the near future. Subsequent to completion of a positive economic analysis on a mineral property, capitalized exploration and evaluation assets are transferred into mining interests, or as an item of property and equipment, based on the nature of the underlying asset.

Mining interests are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of an asset, including the purchase price and all expenditures undertaken in the development, construction, installation and/or completion of mine production facilities. All expenditures related to the construction of mine declines and orebody access, including mine shafts and ventilation raises, are considered to be capital development and are capitalized. The development and commissioning phase ceases upon the commencement of commercial production.

Subsequent to the commencement of commercial production, further development expenditures incurred with respect to a mining interest are capitalized as part of the mining interest, when it is probable that additional future economic benefits associated with the expenditure will flow to the Company. Otherwise, such expenditures are classified as other operating costs. Mining interest assets are subject to periodic review for impairment when events or changes in circumstances indicate the project's carrying value may not be recoverable.

Upon commencement of commercial production, mining interests are depleted over the life of the mine using the unit-of production method based on the economic life of the related deposit.

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

Determination of commencement of commercial production is a complex process and requires significant assumptions and estimates. The commencement of commercial production is defined as the date when the mine is capable of operating in the manner intended by management. The Company considers primarily the following factors, among others, when determining the commencement of commercial production:

• All major capital expenditures to achieve a consistent level of production and desired capacity have been incurred;

• A reasonable period of testing of the mine plant and equipment has been completed;

• A predetermined percentage of design capacity of the mine and mill has been reached; and

• Required production levels, grades and recoveries have been achieved.

m) Exploration and evaluation expenditures

Exploration and evaluation assets are comprised of exploration and evaluation expenditures and acquisition costs for exploration and evaluation assets. Expenditures incurred on activities that precede exploration and evaluation, being all expenditures incurred prior to securing the legal rights to explore an area, are expensed immediately. Exploration and evaluation assets include rights in mining properties, paid or acquired through a business combination or an acquisition of assets, and costs related to the initial search for mineral deposits with economic potential or to obtain more information about existing mineral deposits. Mining rights are recorded at acquisition cost less accumulated impairment losses. Mining rights and options to acquire undivided interests in mining rights are depreciated only as these properties are put into commercial production.

Exploration and evaluation expenditures for each separate area of interest are capitalized and include costs associated with prospecting, sampling, trenching, drilling and other work involved in searching for ore like topographical, geological, geochemical and geophysical studies. They also reflect costs related to establishing the technical and commercial viability of extracting a mineral resource identified through exploration and evaluation or acquired through a business combination or asset acquisition.

Exploration and evaluation expenditures include the cost of:

(i) establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities;

(ii) determining the optimal methods of extraction and metallurgical and treatment processes;

(iii) studies related to surveying, transportation and infrastructure requirements;

(iv) permitting activities; and

(v) economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.

Exploration and evaluation expenditures include overhead expenses directly attributable to the related activities. Exploration and evaluation assets are subject to periodic review for impairment when events or changes in circumstances indicate the project's carrying value may not be recoverable.

Cash flows attributable to capitalized exploration and evaluation costs are classified as investing activities in the consolidated statement of cash flows under the heading exploration and evaluation.

n) Provision for environmental rehabilitation

Provision for environmental rehabilitation, restructuring costs and legal claims, where applicable, is recognized when:

(i) The Company has a present legal or constructive obligation as a result of past events.

(ii) It is probable that an outflow of resources will be required to settle the obligation.

(iii) The amount can be reliably estimated.

The provision is measured at management's best estimate of the expenditure required to settle the obligation at the end of the reporting period, and is discounted to present value where the effect is material. The increase in the provision due to passage of time is recognized as finance costs. Changes in assumptions or estimates are reflected in the period in which they occur. Provision for environmental rehabilitation represents the legal and constructive obligations associated with the eventual closure of the Company's property, plant and equipment. These obligations consist of costs associated with reclamation and monitoring of activities and the removal of tangible assets. The discount rate used is based on a pretax rate that reflects current market assessments of the time value of money and the risks specific to the obligation, excluding the risks for which future cash flow estimates have already been adjusted.

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

Reclamation deposits

Reclamation deposits are term deposits held on behalf of the Government of the Province of British Columbia as collateral for possible rehabilitation activities on the Company's mineral properties in connection with permits required for exploration activities. Reclamation deposits are released once the property is restored to satisfactory condition, or as released under the surety bond agreement. As they are restricted from general use, they are included under other assets on the consolidated statements of financial position.

o) Current and deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in the consolidated statements of loss, except to the extent that it relates to items recognized in other comprehensive income or loss or directly in equity. In this case, the tax is also recognized in other comprehensive income or loss or directly in equity, respectively.

Current income taxes

The current income tax charge is the expected tax payable on the taxable income for the year, using the tax laws enacted or substantively enacted at the statement of financial position date in the jurisdictions where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates (and laws) that apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are presented as non-current and are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

p) Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from the proceeds in equity in the period where the transaction occurs.

q) Warrants

Warrants are classified as equity. Incremental costs directly attributable to the issuance of warrants are recognized as a deduction from the proceeds in equity in the period where the transaction occurs.

r) Leases

The Company is committed to long-term lease agreements, mainly for office space and mining equipment.

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

Leases are recognized as a right-of-use asset (presented under property, plant and equipment on the consolidated statement of financial position) and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight- line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, the Company's incremental borrowing rate is used, being the rate that the Company would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Payments associated with short-term leases (12 months or less) and leases of low-value assets are recognized on a straight- line basis as an expense in profit or loss.

s) Share-based compensation Share option plan

The Company offers a share option plan to its directors, officers, employees and consultants. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. Fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche's vesting period by increasing contributed surplus based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

Any consideration paid on exercise of share options is credited to share capital. The contributed surplus resulting from share- based compensation is transferred to share capital when the options are exercised.

Deferred and restricted share units

The Company offers a deferred share units ("DSU") plan to its directors and a restricted share units ("RSU") plan to its officers and employees. DSU may be granted to directors and RSU may be granted to employees, directors and officers as part of their long-term compensation package, entitling them to receive a payment in the form of common shares, cash (based on the Company's share price at the relevant time) or a combination of common shares and cash, at the sole discretion of the Company. The fair value of the DSU and RSU granted to be settled in common shares is measured on the grant date and is recognized over the vesting period under contributed surplus with a corresponding charge to share-based compensation. A liability for the DSU and RSU to be settled in cash is measured at fair value on the grant date and is subsequently adjusted at each statement of financial position date for changes in fair value. The liability is recognized over the vesting period with a corresponding charge to share-based compensation.

t) Revenue recognition

Revenues generated from sale of metals is recognized when the Company satisfies the performance obligations associated with the sale. Typically, this is accomplished when control over the metals are passed from the Company to the buyer. Primary factors that indicate the point in time when control has passed to the buyer includes but is not limited to (a) the Company has transferred physical possession and legal title of the asset to the purchaser and (b) the Company has present right to payment.

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

u) Contract Liability

Deferred revenue arises on upfront payments received by the Company in consideration for future commitments as specified in its streaming agreement (the "Contract Liability").

The accounting for a streaming arrangement is dependent on the facts and terms of each agreement. The Company identified significant financing components related to its streaming agreement resulting from the difference in the timing of the upfront consideration received and the promised goods delivered. Interest expense on the Contract Liability (Note 19) is recognized in Mining interests and plant and equipment. The interest rate is determined based on the implicit rate in the streaming agreement at the date of inception. The initial consideration received from the streaming arrangements is considered variable, subject to changes in the total gold and silver ounces to be delivered in the future. Changes to variable consideration will be reflected in the consolidated statement of loss and consolidated statement of comprehensive income loss.

At each financial reporting date, the Company accrues interest on the financing component of the Contract Liability. The interest accrued increases the balance of the Contract Liability with an offset charged to borrowing costs as part of Mining interests and plant and equipment. This interest accrual is not a contractual obligation but is intended to allocate the cost of the Stream Agreement over the period it is outstanding. This accrual is a non-cash item and as such is not reported on the consolidated statement of cash flows. Upon commencement of production, the Contract Liability including the accrued interest will be brought into revenue over the life of mine. Incremental costs directly attributable to obtaining a contract with a customer are capitalized as other non-current assets. Upon commencement of production, the other non-current assets will be expensed over the life of mine. Such costs are subject to impairment when the remaining amount of consideration to be received exceeds the costs that relate directly to providing the goods that have not been recognized as expenses.

v) Earnings per share

The calculation of earnings per share ("EPS") is based on the weighted average number of shares outstanding for each period. The basic EPS is calculated by dividing the profit or loss attributable to the equity owners of the Company by the weighted average number of common shares outstanding during the period.

The computation of diluted EPS assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on the income per share. The treasury stock method is used to determine the dilutive effect of the warrants, share options, DSU and RSU. When the Company reports a loss, the diluted net loss per common share is equal to the basic net loss per common share due to the anti-dilutive effect of the outstanding warrants, share options, DSU and RSU.

w) Segment reporting

The operating segments are reported in a manner consistent with the internal reporting provided to the Chief Executive Officer ("CEO") who fulfills the role of the chief operating decision-maker. The CEO is responsible for allocating resources and assessing performance of the Company's operating segments. The Company manages its business by the exploration, evaluation and development activities of its projects.

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4. Critical accounting estimates and judgements

The preparation of financial statements in conformity with IFRS requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company also makes estimates and assumptions concerning the future. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates and assumptions

Mineral reserves and resources

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company's mining properties. The Company estimates its mineral reserve and mineral resources based on information compiled by Qualified Persons as defined by Canadian Securities Administrators National Instrument 43-101, Standards for Disclosure of Mineral Projects. Such information includes geological data on the size, depth and shape of the mineral deposit, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade that comprise the mineral reserves. Changes in the mineral reserve or mineral resource estimates may impact the carrying value of mineral properties and deferred development costs, property, plant and equipment, provision for site reclamation and closure, recognition of deferred income tax assets and depreciation and amortization charges.

Impairment of exploration and evaluation assets, mining interests and plant and equipment

The Company's accounting policy for exploration and evaluation expenditure results in certain items of expenditure being capitalized. This policy requires management to make certain estimates and assumptions as to future events and circumstances, in particular whether an economically viable extraction operation can be established. Any such estimates and assumptions may change as new information becomes available. If, after having capitalized the expenditure, a judgement is made that recovery of the expenditure is unlikely, the relevant capitalized amount will be written off to the consolidated statement of loss.

Development activities commence after project sanctioning by senior management. Judgement is applied by management in determining when a project has reached a stage at which economically recoverable reserves exist such that development may be sanctioned. In exercising this judgement, management is required to make certain estimates and assumptions similar to those described above for capitalized exploration and evaluation expenditure. Such estimates and assumptions may change as new information becomes available. If, after having started the development activity, a judgement is made that a development asset is impaired, the appropriate amount will be written off to the consolidated statement of loss.

The Company's recoverability of its recorded value of its exploration and evaluation assets, mining interests and plant and equipment is based on market conditions for metals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.

At each reporting date, the Company evaluates each mining property and project on results to date to determine the nature of exploration, other assessment and development work that is warranted in the future. If there is little prospect of future work on a property or project being carried out within a prolonged period from completion of previous activities, the deferred expenditures related to that property or project are written off or written down to the estimated amount recoverable unless there is persuasive evidence that an impairment allowance is not required.

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

The recoverable amounts of exploration and evaluation assets, mining interests and plant and equipment are determined using the higher of value in use or fair value less costs of disposal. Value in use consists of the net present value of future cash flows expected to be derived from the asset in its current condition based on observable data. The calculations use cash flow projections based on financial budgets approved by management. These cash flow projections are based on expected recoverable ore reserves, grade per ounce, recovery rates, selling prices of metals and operating costs. Fair value less costs of disposal consists of the expected sale price (the amount that a market participant would pay for the asset) of the asset net of transaction costs.

The Company may use other approaches in determining the fair value which may include estimates related to (i) dollar value per ounce of mineral reserve/resource; (ii) cash-flow multiples; (iii) market capitalization of comparable assets; and (iv) comparable sales transactions. Any changes in the quality and quantity of recoverable ore reserves, expected selling prices and operating costs could materially affect the estimated fair value of mining interests, which could result in material write- downs or write-offs in the future.

Provision for environmental rehabilitation

Provision for environmental rehabilitation is based on management best estimates and assumptions, which management believes are a reasonable basis upon which to estimate the future liability, based on the current economic environment. These estimates take into account any material changes to the assumptions that occur when reviewed regularly by management and are based on current regulatory requirements. Significant changes in estimates of discount rate, contamination, rehabilitation standards and techniques will result in changes to the provision from period to period. Actual reclamation and closure costs will ultimately depend on future market prices for the costs which will reflect the market condition at the time the costs are actually incurred. The final cost of the rehabilitation provision may be higher or lower than currently provided for.

Accounting for streaming arrangements

The Company entered into a stream agreement on November 20, 2020 (Note 18). The treatment of the deposit as a contract liability is a key judgment and is based on the expected delivery of the Company's future production. Management exercised judgment in applying the accounting standard Revenue from contracts with customers. To determine the transaction price for the stream agreement, the Company made estimates with respect to the timing and value of future deliveries in order to determine the interest implicit rate in the agreement.

Inventory measurement - stockpiles

Management's experts use judgment to determine the quantity of metal contained in stockpiles by estimating the ore grade and volume. The stockpiles inventory value is management's best estimate given the information obtained by independent experts at the balance sheet date. Significant changes in the grade or volume of the stockpile could materially affect the estimated value of the stockpiles, which could result in material write-offs in the future.

Critical judgements in applying the Company's accounting policies

Going Concern

The assessment of the Company's ability to execute its strategy by funding future working capital requirements involves judgement. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Business combinations

The assessment of whether an acquisition meets the definition of a business, or whether assets are acquired is an area of key judgement. The assumptions and estimates with respect to determining the fair value of assets acquired and liabilities assumed, and of royalty, stream and other interests and exploration and evaluation properties in particular, generally requires a high degree of judgement. Changes in the judgements made could impact the amounts assigned to assets and liabilities.

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

Investee - significant influence

The assessment of whether the Company has a significant influence over an investee requires the use of judgements when assessing factors that could give rise to a significant influence. Factors which could lead to the conclusion of having a significant influence over an investee include, but are not limited to, ownership percentage; representation on the board of directors; participation in the policy-making process; material transactions between the investor and the investee; interchange of managerial personnel; provision of essential technical information; and potential voting rights.

Changes in the judgements used in determining if the Company has a significant influence over an investee would impact the accounting treatment of the investment in the investee.

Impairment of investments in associates

The Company follows the guidance of IAS 28 Investments in Associates and Joint Ventures to assess whether there are impairment indicators which may lead to the recognition of an impairment loss with respect to its net investment in an associate. This determination requires significant judgement in evaluating if a decline in fair value is significant or prolonged, which triggers a formal impairment test. In making this judgement, the Company's management evaluates, among other factors, the duration and extent to which the fair value of an investment is less than its carrying amount, the volatility of the investment and the financial health and business outlook for the investee, including factors such as the current and expected status of the investee's exploration projects and changes in financing cash flows.

Impairment of exploration and evaluation assets

Assessment of impairment of exploration and evaluation assets (including exploration and evaluation assets under a farm- out agreement) requires the use of judgements when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test on the Company's exploration and evaluation assets. Factors which could trigger an impairment review include, but are not limited to, an expiry of the right to explore in the specific area during the period or will expire in the near future, and is not expected to be renewed; substantive exploration and evaluation expenditures in a specific area, taking into consideration such expenditures to be incurred by a farmee, is neither budgeted nor planned; exploration for and evaluation of mineral resources in a specific area have not led to the discovery of commercially viable quantities of mineral resources and the Company has decided to discontinue such activities in the specific area; sufficient data exists to indicate that, although a development in a specific area is likely to proceed, the carrying amount of the assets is unlikely to be recovered in full from successful development or by sale; significant negative industry or economic trends; interruptions in exploration and evaluation activities by the Company or its farmee; and a significant change in current or forecast commodity prices.

Changes in the judgements used in determining the fair value of the exploration and evaluation assets could impact the impairment analysis.

Deferred income tax assets

Management continually evaluates the likelihood that it is probable that its deferred tax assets will be realized. This requires management to assess whether it is probable that sufficient taxable income will exist in the future to utilize these losses within the carry-forward period. By its nature, this assessment requires significant judgement.

5. Spin-out transaction of the mining activities of Osisko Gold Royalties

On November 25, 2020, Osisko Gold Royalties completed the spin-out transaction of its mining activities to Osisko Development through a reverse take-over transaction with Barolo.

History and description of the transaction

On October 5, 2020, Osisko Gold Royalties and Barolo had entered into a binding letter agreement (the "Letter Agreement") outlining the terms upon which Osisko Gold Royalties would transfer certain mining properties (as described below) and a portfolio of marketable securities (together with the mining properties, the "Contributed Osisko Gold Royalties Assets") to Barolo in exchange for common shares of Barolo (the "Barolo Shares"), which would result in a "Reverse Take- Over" of Barolo by Osisko Gold Royalties (the "RTO") under the policies of the TSX-V.

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

5. Spin-out transaction of the mining activities of Osisko Gold Royalties (continued)

The spin-out transaction resulted in, among other things, Osisko Gold Royalties transferring certain mining properties and a portfolio of marketable securities (through the transfer of the entities that directly or indirectly own such mining properties and marketable securities) to Osisko Development Holdings Inc. ("Osisko Subco"), following which Osisko Subco and 1269598 BC Ltd. ("Barolo Subco") were amalgamated by way of a triangular amalgamation under the Business Corporations Act (British Columbia) (the "Amalgamation") to form "Amalco". Upon the Amalgamation, Osisko Gold Royalties exchanged its Osisko Subco shares for the Company Shares, which resulted in the RTO and the formation of Osisko Development.

Contributed Osisko Assets

The following assets were transferred by Osisko Gold Royalties to Osisko Development:

- Cariboo gold project (British Columbia, Canada)

- San Antonio gold project (Sonora, Mexico)

- Bonanza Ledge II gold project (British Columbia, Canada)

- Guerrero exploration properties (Guerrero, Mexico)

- James Bay exploration properties, including the Coulon property (Québec, Canada)

- Portfolio of publicly-listed equity positions

Osisko Gold Royalties acquired the following royalty or stream interests in the assets transferred to Osisko Development:

- 5% net smelter return ("NSR") royalty on the Cariboo gold project and Bonanza Ledge II gold project

- 15% gold and silver stream on the San Antonio gold project (Note 19)

- 3.0% NSR royalty on the James Bay and Guerrero exploration properties

Osisko Gold Royalties was also granted the following rights by Osisko Development and its subsidiaries: (i) a right of first refusal on all future royalties and streams to be offered by them; (ii) a right to participate in buybacks of existing royalties held by them; and (iii) other rights customary with a transaction of this nature.

Deemed acquisition of Barolo

The net assets of Barolo deemed acquired were recorded at their estimated relative fair market value at the date of closing of the RTO and are summarized below:

Deemed consideration paid for the deemed acquisition of Barolo	$

233,395 common shares of Osisko Development deemed issued	1,751
Transaction fees	500
2,251
Net liabilities deemed assumed

Net liabilities of Barolo	(164)
Net cost of listing	2,415
2,251

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

RTO financing

On November 25, 2020, prior to the effective time of the Amalgamation, upon satisfaction of the escrow release conditions, a total of 13,350,000 subscription receipts of Osisko Subco that were issued at a price of $7.50 per subscription receipt under a $100.1 million concurrent financing closed by Osisko Subco on October 29, 2020 (the "RTO Financing"), were converted into 13,350,000 common shares of Osisko Subco and 6,675,000 common share purchase warrants of Osisko Subco, and the net subscription proceeds were released from escrow and paid to Osisko Subco.

Each common share purchase warrant of Osisko Subco outstanding immediately prior to the effective time of the Amalgamation was exchanged for one common share purchase warrant of Osisko Development, with each common share purchase warrant of Osisko Development entitling the holder to acquire one the Company Share at a price of $10 per share for a period of 18 months from the effective date of the Amalgamation (which was subsequently extended to 36 months from the date of closing). Transaction costs amounted to $3.6 million, including the Underwriters' commission.

Following completion of the Amalgamation and RTO Financing, Osisko Gold Royalties held beneficial ownership and control over 100,000,100 the Company Shares, representing approximately 88.0% of the issued and outstanding the Company Shares.

6. Acquisition of the San Antonio gold project

In August 2020, Osisko Gold Royalties acquired the San Antonio gold project in the state of Sonora in Mexico for US$42.0 million. An amount of US$30.0 million was paid in cash by Osisko Gold Royalties and the remaining US$12.0 million was paid through the issuance of common shares of Osisko Gold Royalties. A total of 1,011,374 Osisko Gold Royalties common shares were issued and valued at $15.8 million, based on the closing price of the common shares on the transaction date. The consideration paid by Osisko Gold Royalties was considered as an equity contribution in the Company by the parent company. Transaction costs amounted to $5.9 million. The San Antonio gold project was subsequently transferred to Osisko Development as part of the RTO transaction (Note 5).

In accordance with IFRS 3 Business Combinations, the transaction has been recorded as an acquisition of assets as the acquired assets and assumed liabilities did not meet the definition of a business.

The total purchase price of $68.1 million was allocated to the assets acquired and the liabilities assumed based on the relative fair value at the closing date of the transaction. All financial assets acquired and financial liabilities assumed were recorded at fair value.

The purchase price was calculated as follows:

Consideration paid	$
Issuance of 1,011,374 Osisko Gold Royalties common shares	15,846
Cash consideration paid by Osisko Gold Royalties	40,015
Value-added tax paid on acquisition of assets	6,328
Osisko Gold Royalties' transaction costs	5,865
68,054

Net assets acquired	$
Inventories	7,899
Inventories - non-current (1)	16,129
Other non-current assets	6,328
Mining interests and plant and equipment	58,368
Accounts payable and accrued liabilities	(11,369)
Provision and other liabilities	(9,301)
68,054

1The inventory balance associated with the ore that is not expected to be processed within 12 months of the acquisition date was classified as non-current and is recorded in the other assets line item on the consolidated statements of financial position.

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

7. Cash

As at December 31, 2021 and 2020, the consolidated cash position was as follows:

	2021	2020
	$	$

Cash held in Canadian dollars	9,962	137,374

Cash held in U.S. dollars	15,810	47,167
Cash held in U.S. dollars (Canadian equivalent)	20,043	60,053

Cash held in Mexican Pesos	54,799	-
Cash held in Mexican Pesos (Canadian equivalent)	3,402	-

Total cash	33,407	197,427

8. Amounts receivable

	2021	2020
	$	$

Trade receivables	499	-
Exploration tax credits	6,648	5,546
Sales taxes	803	1,431
Other	1	-
	7,951	6,977

9. Inventories

	2021	2020
	$	$
Current

Ore in stockpiles	4,194	8,426
Gold-in-circuit inventory	8,638	-
Refined precious metals	1,113	-
Supplies	4,651	1,599
Total current inventories	18,596	10,025

Non-current
Ore in stockpiles (note 14)(i)	-	17,279

(i) The non-current ore in stockpile is presented in other assets on the consolidated statements of financial position.

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

9. Inventory (continued)

Refined precious metals, gold-in-circuit and ore in stockpiles are measured at the lower of weighted average production cost and net realizable value. Net realizable value is calculated as the difference between the estimated selling price and estimated costs to complete processing into a saleable form plus variable selling expenses. Production costs include the cost of materials, labour, mine site production overheads and depreciation to the applicable stage of processing. The cost of ore stockpiles is increased based on the related current cost of production for the period. Stockpiles are segregated between current and non-current based on the period of planned usage.

Stockpile inventory (reflected in inventory and other assets on the statements of financial position) held by Sapuchi Minera, S. de R.L. de C.V ("Sapuchi") was revalued to net realizable value, resulting in an impairment charge for the year ended December 31, 2021 of $21.2 million and recorded in impairment of assets in the consolidated statements of loss. Some of the main assumptions that impacted the Sapuchi stockpile valuation were increased capital, processing and related production costs and decrease in gold price.

10.   Investments in associates & other investments

Investments in associates
	2021	2020
	$	$
Balance - Beginning of year	9,636	14,284
Acquisitions	1,748	972
Exercise of warrants	1,437	36
Share of loss and comprehensive loss, net	(1,703)	(2,015)
Net gain on ownership dilution	1,846	-
Gain on deemed disposals (i)	-	5,357
Transfers to other investments (i)	-	(8,998)
Balance - End of year	12,964	9,636

(i) In 2020, the gain on deemed disposals is related to investments in certain associates that were transferred to other investments as the Company has considered that it has lost its significant influence over the investees.

Material investment

Falco Resources Ltd. ("Falco")

Falco's main asset is the Horne 5 gold project, for which a positive feasibility study was released in October 2017.

As at December 31, 2021, the Company held 46,885,240 common shares (41,385,240 common shares as at December 31, 2020) representing an 17.3% interest in Falco (18.2% as at December 31, 2020). Based on the fact that some officers of the Company are also officers and directors of Falco, and because of other facts and circumstances, the Company concluded that it exercises significant influence over Falco and accounts for its investment using the equity method.

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

10. Investments in associates & other investments (continued)

The financial information of the individually material associate is as follows and includes adjustments to the accounting policies of the associate to conform to those of Osisko Development (in thousands of dollars):

	Falco
	2021(i)	2020(ii)
	$	$
Current assets	21,071	3,039
Non-current assets	110,452	143,571
Current liabilities	15,022	21,004
Non-current liabilities	64,288	40,013
Revenues	-	-

Net loss from continuing operations and net loss	(4,164)	(4,768)
Other comprehensive income and comprehensive loss	(4,164)	(4,768)

Carrying value of investment(iii)	9,305	8,038
Fair value of investment(iii)	13,597	16,968

(i) Information is for the reconstructed twelve months ended September 30, 2021 and as at September 30, 2021.

(ii) Information is for the reconstructed twelve months ended September 30, 2020 and as at September 30, 2020.

(iii) As at December 31, 2021 and 2020. Level 1 measurement.

Investments in immaterial associates

The Company has interests in a number of individually immaterial associates that are accounted for using the equity method. The aggregate financial information on these associates is as follows:

	2021	2020
	$	$
Aggregate amount of the Company's share of net loss	(766)	(1,162)
Aggregate amount of the Company's share of other comprehensive loss	-	(33)
Aggregate carrying value of investments	3,659	1,598
Aggregate fair value of investments	31,223	3,983

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)
Other investments
	2021	2020
	$	$
Fair value through profit or loss (warrants & convertible loan)
Balance - Beginning of year	1,892	529
Acquisitions	6,915	769
Exercises	(1,122)	(7)
Change in fair value	(733)	601
Balance - End of year	6,952	1,892
Fair value through other comprehensive income (shares)
Balance - Beginning of year	98,616	43,544
Acquisitions	2,850	12,047
Transfer from associates	-	8,998
Change in fair value	(15,847)	34,027
Disposals	(43,056)	-
Balance - End of year	42,564	98,616
Total	49,516	100,508

Other investments comprise common shares and warrants, almost exclusively from Canadian publicly traded companies and a convertible loan receivable of $5 million USD ($6.4 million).

11. Mining interests

	2021	2020
	$	$

Balance - Beginning of year	385,802	263,938
Acquisition of the San Antonio gold project	-	57,038
Additions	136,492	71,006
Mining tax credit	(1,585)	(4,608)
Asset retirement obligation	19,522	3,414
Depreciation capitalized	4,136	4,019
Share-based compensation capitalized	2,127	688
Transfers	(11,221)	-
Impairment	(58,417)	-
Sale of a royalty (1)	-	(13,000)
Other adjustments	585	-
Currency translation adjustments	(1,820)	3,307

Balance - End of year	475,621	385,802

1 - In November 2020, Osisko Gold Royalties exercised its option to purchase an additional 1% NSR royalty on the Cariboo and the Bonanza Ledge II Projects for $13.0 million.

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

11. Mining interests (continued)

Osisko Gold Royalties holds a 5% NSR royalty on the Cariboo and Bonanza Ledge properties (note 24) and a 15% gold and silver stream on the San Antonio property (note 18). The Cariboo and Bonanza Ledge properties 5% NSR royalty is perpetual and is secured by a debenture on all of Barkerville Gold Mines Ltd ("Barkerville") movable and immovable assets, including Barkerville's interest in the property and mineral rights, in an amount of not less than $150 million and a debenture on all of Williams Creek's movable and immovable assets, including Williams Creek's interest in the property and mineral rights, in an amount of not less than $150 million. The security shall be first ranking, subject to permitted encumbrances.

Impairment of Mining Interests

Barkerville (Bonanza Ledge II Project)

Third Quarter 2021:

Due to continuing operational challenges in August and September 2021, it was determined that total capital and production costs related to the Bonanza Ledge II Project would be higher than the total revenues expected to be generated for the remaining life of the project. These factors were considered indicators of impairment, among other facts and circumstances and, accordingly, management performed an impairment assessment as at September 30, 2021. As a result of the impairment assessment, the Company recorded an impairment charge of $22.4 million on the Bonanza Ledge II Project during the three months ended September 30, 2021.

On September 30, 2021, the net book value of the Bonanza Ledge II Project was written down to zero as it is estimated that the net book value will not be recovered by the expected net profits to be generated from the sale of precious metals. The recoverable amount was determined by the value-in-use using a cash-flows approach. The main valuation inputs used were the cash flows expected to be generated by the sale of gold from the Bonanza Ledge II project over its estimated life of mine, based on an average gold price per ounce of US$1,787, the average grade of gold and the average recovery rate for the remaining mine life. No discount rate was used as the project has a short-term remaining estimated mine life of approximately 18 months.

Second Quarter 2021:

In March 2021, processing of ore commenced at the Bonanza Ledge II Project, with first gold sales occurring in May 2021. As a result of operational challenges incurred during the second quarter of 2021, it was determined that total capital and production costs related to the Bonanza Ledge II Project would be significantly higher than originally planned. These factors were considered indicators of impairment among other facts and circumstances and accordingly, management performed an impairment assessment as at June 30, 2021. The Company recorded an impairment charge of $36.1 million on its Bonanza Ledge II Project mining interest during the three months ended June 30, 2021.

On June 30, 2021, the Bonanza Ledge II Project was impaired to its estimated recoverable amount of $12.4 million, which was determined by the value-in-use using a cash-flows approach based on the revised life of mine plan. The main valuation inputs used were the cash flows expected to be generated by the sale of gold from the Bonanza Ledge II Project over its estimated life of the mine. No discount rate was used, as the project has a remaining mine life of approximately 18 months.

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

12. Property, plant and equipment

	2021	2020
	$	$

Cost- Beginning of year	25,713	14,015
Acquisition of San Antonio gold project	-	1,330
Additions	58,153	10,749
Disposals	(166)	-
Write-off	(4,293)	(388)
Other adjustments	2,506	-
Transfers	11,221	-
Currency translation adjustments	107	7
Cost - End of year	93,241	25,713

Accumulated depreciation - Beginning of year	4,515	245
Depreciation	6,754	4,270
Disposals	-	-
Other adjustments	2,496	-
Write-off	(4,236)	-
Accumulated depreciation - End of year	9,529	4,515

Cost	93,241	25,713
Accumulated depreciation	(9,529)	(4,515)
Net book value	83,712	21,198

Property, plant and equipment includes right-of-use assets with a carrying value of $12.9 million as at December 31, 2021 ($2.4 million as at December 31, 2020).

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)
	2021	2020
	$	$

Net book value - Beginning of year	41,870	42,949
Additions	3,783	201
Impairment	(42,018)	-
Conversions to royalties (i)	-	(631)
Sale of royalties (ii)	-	(650)
Net book value - End of year	3,635	41,869

Balance - End of year
Cost	103,842	100,059
Accumulated impairment	(100,207)	(58,190)

Net book value - End of year	3,635	41,869

(i) In 2016, Osisko Gold Royalties entered into earn-in agreements for properties in the James Bay area. In 2019 and 2020, the ownership of certain properties were transferred to the counterparty of the earn-in agreements, and the Parent Company retained royalties on these properties. The earn-in agreements were terminated by the parties in 2020.

(ii) In 2020, Osisko Gold Royalties acquired a 3% NSR royalty on the exploration and evaluation properties owned by Osisko Development prior to the closing of the Amalgamation for $0.7 million.

Impairment of exploration and evaluation assets

In 2021, the Company incurred an impairment charge of $42 million ($34.6 million, net of income taxes) on certain exploration and evaluation properties, including the James Bay properties and the Coulon zinc project in Canada. The Company has determined that further exploration and evaluation expenditures are no longer planned in the near term on these properties and that the carrying amount of these assets is unlikely to be recovered from a sale of the project at the current time. As a result, these properties were written down to zero on December 31, 2021.

14. Other assets

	2021	2020
	$	$

Ore in stockpile	-	17,279
Taxes recoverable[1]	11,371	6,775
Sales taxes	1,103	599
Other	3,777	-
	16,251	24,653

1Relates to value-added tax recoverable generated from the Company's operations in Mexico.

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

15. Accounts payable and accrued liabilities

	2021	2020
	$	$

Trade payables	11,756	13,565
Other payables	5,335	13,224
Income taxes payable	65	5,851
Accrued liabilities	7,961	4,996

	25,117	37,636

16. Long-term debt

December 31, 2021
$

Balance - Beginning of year	-
Additions - Mining equipment financings	4,015
Repayment of liabilities	(251)
Balance - end of year	3,764

Current long term debt	1,610
Non-long term debt	2,154
3,764

In 2021, the Company financed the acquisition of mining equipment with third parties. The loans are guaranteed by the mining equipment and are payable in monthly instalments over the following periods:

	2022	2023	2024	2025
	$	$	$	$
Total payments	1,610	1,492	372	290

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

17. Lease liabilities

The movement of the lease liabilities for the year ended December 31, 2021 is as follows:

	2021	2020
	$	$

Balance - Beginning of year	2,035	-
Additions	13,576	2,394
Repayment of liabilities	(5,745)	(359)
Balance - End of year	9,866	2,035

Current liabilities	8,104	578
Non-current liabilities	1,762	1,457
	9,866	2,035

18. Contract liability

On November 20, 2020, Sapuchi completed a gold and silver stream agreement with Osisko Bermuda Ltd, a subsidiary of Osisko Gold Royalties for US$15.0 million ($19.1 million). An amount of US$10.5 million was contributed in November 2020 and the remaining US$4.5 million was paid in February 2021.

Under the terms of the stream agreement, Osisko Bermuda Ltd will purchase 15% of the payable gold and silver from the San Antonio gold project at a price equal to 15% of the daily per ounce gold and silver market price. The initial term of the stream agreement is for 40 years and can be renewed for successive 10 year periods. The stream is also secured with (i) a first priority lien in all of the collateral now owned or hereafter acquired; (ii) a pledge by Osisko Development of its shares of Sapuchi Minera Holdings Two B.V. and (iii) a guarantee by Osisko Development. The interest rate used to calculate the accretion on the contract liability's financing component is 24%.

The movement of the contract liability is as follows:

	2021	2020
	$	$

Balance - Beginning of year	14,007	-
Deposits	5,652	13,824
Accretion on the contract liability's financing component	5,169	350
Cumulative catch-up adjustment	507
Currency translation adjustment	(515)	(167)
Balance - End of year	24,820	14,007

Current liabilities	3,822	1,606
Non-current liabilities	20,998	12,401
	24,820	14,007

Under IFRS 15, the stream agreement is considered to have a significant financing component. The Company therefore records notional non-cash interest, which is subject to capitalization into Mining interests, as borrowing costs.

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

19. Flow-through shares liability

2021
$

Balance - Beginning of year	-
Deferred premium on flow-through shares issued, net of share issue costs (note 15)	7,885
Recognition of deferred premium on flow-through shares	(6,971)
Balance - End of year	914

The Company is committed to spending the proceeds on exploration activities by December 31, 2022. As at December 31, 2021, the balance remaining to be spent totals $3.9 million.

20. Environmental rehabilitation provision

	2021	2020
	$	$
Balance - Beginning of year	34,601	20,527
Acquisition of San Antonio gold project	-	9,301
New liabilities	20,433	4,176
Revision of estimates	(1,457)	(310)
Accretion expense	1,192	820
Settlement of liabilities / payment of liabilities	(1,240)	(500)
Currency translation adjustment	(293)	587
Balance - End of year	53,236	34,601

Current liabilities	2,287	3,019
Non-current liabilities	50,949	31,582
	53,236	34,601

The environmental rehabilitation provision represents the legal and contractual obligations associated with the eventual closure of the Company's mining interests, property, plant and equipment and exploration and evaluation assets. As at December 31, 2021, the estimated inflation-adjusted undiscounted cash flows required to settle the environmental rehabilitation amounts to $60.5 million. The weighted average actualization rate used is 3.43% and the disbursements are expected to be made between 2021 and 2030 as per the current closure plans.

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

21. Share capital and warrants Shares

Authorized

Unlimited number of common shares, without par value

Issued and fully paid 133,203,232 common shares

Non-brokered private placement

In January and February 2021, Osisko Development closed the first and final tranches respectively of a non-brokered private placement for 10,862,195 units of Osisko Development at a price of $7.50 per unit (or the Canadian dollar equivalent of US$5.75 per unit) for aggregate gross proceeds of approximately $79.8 million. Each unit consists of one common share of Osisko Development and one-half of one common share purchase warrant of Osisko Development, with each whole warrant entitling the holder thereof to acquire one common share of Osisko Development at a price of $10.00 per share (or the prevailing U.S. dollar equivalent at the time of exercise) on or prior to December 1, 2023. Share issue expenses related to this private placement amounted to $1.1 million.

Flow-Through and Charity Flow-Through financing

In March 2021, the Company closed a bought deal private placement of: (i) 2,055,742 flow-through shares ("FT Shares") of the Company at a price of $9.05 per FT Shares; and (ii) 1,334,500 charity flow-through shares of the Company ("Charity FT Shares") at a price of $11.24 per Charity FT Share, for aggregate gross proceeds of $33.6 million. The carrying value of the FT shares and the Charity FT shares is presented net of the liability related to the premium on FT shares of $7.9 million, which was recorded at the date of the issuance of the FT shares and the Charity FT shares. Share issue expenses related to this private placement amounted to $1.5 million.

Bought-deal private placement - 2020

Concurrent with the Arrangement described in Note 7, Barolo had entered into an engagement letter with Canaccord Genuity Corp. and National Bank Financial Inc., on behalf of a syndicate of underwriters (collectively, the "Underwriters"), pursuant to which the Underwriters had agreed to buy, on a "bought deal" private placement basis, 13,350,000 subscription receipts of Barolo at a subscription price of $7.50 per Subscription Receipt for gross proceeds of approximately $100.1 million. Each subscription receipt entitles the holder thereof to receive one common share of Osisko Development after giving effect to a 60:1 consolidation of the common shares of Barolo and one-half-of-one warrant to purchase an Osisko Development Share. Each warrant will entitle the holder to purchase one Osisko Development common share for $10.00 for an 18-month period following the closing of the RTO Financing (the warrants maturity date was subsequently extended to December 1, 2023). The RTO Financing was completed on October 29, 2020. Share issue expenses related to this private placement amounted to $3.6 million ($2.6 million net of income taxes).

The fair value of the warrants was evaluated using the residual method and an insignificant value was attributed to the warrants.

Brokered private placement - 2020

On December 30, 2020, the Company completed a brokered private placement through the issuance of 5,367,050 units of the Company at a price of $7.50 per unit for aggregate gross proceeds of $40.2 million. Each unit consists of one common share of the Company and one-half of one common share purchase warrant of the Company, with each whole warrant entitling the holder to acquire one common share of the Company at a price of $10.00 per share on or prior to December 1, 2023. Share issue expenses related to this private placement amounted to $2.1 million ($1.6 million net of income taxes).

The fair value of the warrants was evaluated using the residual method and an insignificant value was attributed to the warrants.

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

21. Share capital and warrants (continued)

Shares to be issued - 2020

Shares to be issued are contributions received in relation with the non-brokered private placements completed in January and February 2021. As at December 31, 2020, shares to be issued amounted to $73.9 million and are presented under share capital on the consolidated statement of financial position. Share issue expenses related to shares to be issued amounted to $0.2 million ($0.2 million net of income taxes).

Employee Share Purchase Plan

The Company established an employee share purchase plan. Under the terms of the plan, the Company contributes an amount equal to 60% of the eligible employee's contribution towards the acquisition of common shares from treasury on a quarterly basis. Under this plan, no employee shall acquire common shares which exceeds 10% of the issued and outstanding common shares of the issuer at the time of the acquisition.

Warrants

The following table summarizes the Company's movements for the warrants outstanding:

	December 31, 2021		December 31, 2020
		Weighted		Weighted
	Number of	average	Number of	average
	Warrants	exercise price	Warrants	exercise price
		$		$
Balance - Beginning of year	9,358,525	10.00	-	-
Issued - bought-deal private placement (i)	-	-	6,675,000	10.00
Issued - brokered private placement (i)	-	-	2,683,525	10.00
Issued - non-brokered private placement(i)	5,431,098	10.00	-	-
Warrants exercised	(250)	10.00	-	-
Balance - End of year (i)	14,789,373	10.00	9,358,525	10.00

(i) The warrants have a maturity date of December 1, 2023.

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

22. Share-based compensation Share options

The Company offers a share option plan to directors, officers, management, employees and consultants.

The following table summarizes information about the movement of the share options outstanding under the Company's plan:

	December 31, 2021		December 31, 2020
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$
Balance - Beginning of year	1,199,100	7.62	-	-
Granted	1,005,600	6.47	1,199,100	7.62
Forfeited	(111,100)	7.55	-	-
Balance - End of year	2,093,600	7.07	1,199,100	7.62
Options exercisable - End of year	-	-	-	-

The following table summarizes the share options outstanding as at December 31, 2021:

			Options outstanding
			Weighted
			average
		Exercise	remaining contractual
Grant date	Number	price	life (years)
		$
December 22, 2020	1,102,100	7.62	3.98
February 4, 2021	31,600	8.10	4.10
June 23, 2021	547,100	7.10	4.48
August 16, 2021	149,700	5.63	4.62
November 12, 2021	263,100	5.40	4.87
	2,093,600	7.07	4.27

The options, when granted, are accounted for at their fair value determined by the Black-Scholes option pricing model based on the vesting period and on the following weighted average assumptions:

	December 31, 2021	December 31, 2020
Dividend per share	-	-
Expected volatility	66%	63%
Risk-free interest rate	0.9%	0.4%
Expected life	45 months	48 months
Share price	$6.47	$7.62
Fair value of options granted	$3.16	$3.64

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

22. Share-based compensation (continued)

The expected volatility was estimated by benchmarking with companies having businesses similar to Osisko Development. The historical volatility of the common share price of these companies was used for benchmarking back from the date of grant and for a period corresponding to the expected life of the options.

The fair value of the share options is recognized as compensation expense over the vesting period. During the year ended December 31, 2021, the total share-based compensation related to share options granted under the Company's plan on the consolidated statements of loss amounted to $1.2 million (nil for year ended December 31, 2020) and $1.1 million capitalized to mining interests and exploration and evaluation assets (nil for year ended December 31, 2020).

Deferred and restricted share units ("DSU" and "RSU")

The Company offers a DSU plan and a RSU plan, which allow DSU and RSU to be granted to directors, officers and employees as part of their long-term compensation package. All such plans are classified as equity-settled plans.

The following table summarizes information about the DSU and RSU movements:

	December 31, 2021		December 31, 2020
	DSU(i)	RSU(ii)	DSU(i)	RSU(ii)
Balance - Beginning of year	170,620	-	-	-
Granted	68,730	599,000	170,620	-
Replacement RSU granted	-	458,450	-	-
Forfeited	-	(21,270)	-	-
Balance - End of year	239,350	1,036,180	170,620	-

Balance - Vested	-	-	-	-

(i) Unless otherwise decided by the board of directors of the Company, the DSU vest the day prior to the next annual general meeting and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, to each director when he or she leaves the board or is not re-elected. The value of the payout is determined by multiplying the number of DSU expected to be vested at the payout date by the closing price of the Company's shares on the day prior to the grant date. The fair value is recognized over the vesting period. On the settlement date, one common share will be issued for each DSU, after deducting any income taxes payable on the benefit earned by the director that must be remitted by the Company to the tax authorities.

(ii) Following the launch of Osisko Development, Osisko Gold Royalties and Osisko Development mutually agreed that a pro-rata portion of the outstanding long-term equity incentive compensation awarded by Osisko Gold Royalties to their employees that transferred to Osisko Development would be exchanged for restricted shares units of Osisko Development ("Replacement RSU") and the related Osisko Gold Royalties RSUs would be cancelled. Accordingly, on June 1, 2021, 458,450 Replacement RSU were granted to officers and employees who held Osisko Gold Royalties RSUs that were cancelled. The maturity date is the same as the maturity date of the corresponding Osisko Gold Royalties RSUs cancelled. Replacement RSUs are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company.

The remaining RSUs granted vest and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, three years after the grant date, one half of which depends on the achievement of certain performance measures.

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

22. Share-based compensation (continued)

The total share-based compensation expense related to the Company's DSU and RSU plans for the year ended December 31, 2021 amounted to $2.2 million ($nil for year ended December 31, 2020) and $1 million capitalized to mining interests (nil for year ended December 31, 2020).

Based on the closing price of the common shares at December 31, 2021 ($4.06) and considering a marginal income tax rate of 53.3%, the estimated amount that the Company is expected to transfer to the tax authorities to settle the employees' tax obligations related to the RSU and DSU outstanding amounts to $2.7 million ($0.7 million as at December 31, 2020).

Parent Company's share based compensation

Prior to the RTO transaction, the Parent Company, offered a share option plan and a RSU plan for the benefit of the Company's senior management and directors. The fair value of the share options and RSU is recognized as compensation expense over the vesting period. For the year ended December 31, 2021, the total share-based compensation related to share options and RSUs granted under the Parent Company's plan on the consolidated statements of loss was an expense of $0.7 million (2020 - $0.9 million).

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

23. Income taxes

(a) Income tax expense

The income tax recorded in the consolidated statements of loss for the years ended December 31, 2021 and 2020 is presented as follows:

	2021	2020
	$	$
Current income tax
Expense for the year	-	5,796
Current income tax expense	-	5,796

Deferred income tax
Origination and reversal of temporary differences	(33,018)	(6,651)
Change in unrecognized deductible temporary differences	20,417	7,094
Other	(370)	567

Deferred income tax expense (recovery)	(12,971)	1,010

Income tax expense (recovery)	(12,971)	6,806

The provision for income taxes presented in the consolidated statements of loss differs from the amount that would arise using the statutory income tax rate applicable to income of the entities, as a result of the following:

	2021	2020
	$	$

Loss before income taxes	(146,273)	(1,266)
Income tax provision calculated using the Canadian federal and provincial statutory income tax rate	(38,762)	(335)
Increase in income taxes resulting from:
Non-deductible expenses, net	653	486
(Non-deductible) non-taxable portion of capital losses, net	45	(995)
Change in unrecognized deferred tax assets	20,417	7,094
Differences in foreign statutory tax rates	(1,128)	(11)
Deferred premium on flow-through shares	(1,847)	-
Effect of flow-through shares renunciation	8,021	-
Other	(370)	567

Total income tax expense (recovery)	(12,971)	6,806

The 2021 and 2020 Canadian federal and provincial statutory income tax rate is 26.5%.

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

23. Income Taxes (continued)

(b) Deferred income taxes

The components that give rise to deferred income tax assets and liabilities are as follows:

	2021	2020
	$	$

Deferred tax assets:
Non-capital losses	-	510
Share and debt issue expenses	-	1,505
Deferred tax assets	-	2,015

Deferred tax liabilities:
Exploration and evaluation assets	-	(8,187)
Investments	(1,205)	(8,127)
Deferred tax liability	(1,205)	(16,314)

Deferred tax liability, net	(1,205)	(14,299)

The 2021 movement for deferred tax assets and deferred tax liabilities may be summarized as follows:

		Statement		Other
	Dec. 31,	of income		comprehensive	Dec. 31,
	2020	(loss)	Equity	income	2021
	$	$	$	$	$
Deferred tax assets:
Non-capital losses	510	(510)	-	-	-
Share and debt issue expenses	1,505	28	(1,533)	-	-
Deferred tax liabilities:
Exploration and evaluation assets	(8,188)	8,188	-	-	-
Investments	(8,126)	5,265	-	1,656	(1,205)
	(14,299)	12,971	(1,533)	1,656	(1,205)

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

23. Income Taxes (continued)

The 2020 movement for deferred tax assets and deferred tax liabilities may be summarized as follows:

		Statement		Other
	Dec. 31,	of income		comprehensive	Dec. 31,
	2019	(loss)	Equity	income	2020
	$	$	$	$	$
Deferred tax assets:
Non-capital losses	502	8	-	-	510
Share and debt issue expenses	-	(29)	1,534	-	1,505
Deferred tax liabilities:
Exploration and evaluation assets	(8,428)	240	-	-	(8,188)
Investments	(1,785)	(1,229)	-	(5,112)	(8,126)
	(9,711)	(1,010)	1,534	(5,112)	(14,299)

(c) Unrecognized deferred tax liabilities

The aggregate amount of taxable temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized as at December 31, 2021, is $24.0 million ($75.8 million as at December 31, 2020). No deferred tax liabilities are recognized on the temporary differences associated with investments in subsidiaries because the Company controls the timing of reversal and it is not probable that they will reverse in the foreseeable future.

(d) Unrecognized deferred tax assets

As at December 31, 2021, the Company had temporary differences with a tax benefit of $75.2 million ($51.9 million as at December 31, 2020) which are not recognized as deferred tax assets. The Company recognizes the benefit of tax attributes only to the extent of anticipated future taxable income that can be reduced by these attributes.

	2021	2020
	$	$
Non-capital losses carried forward	64,650	43,379
Mineral stream interests - Mexico	7,446	5,796
Unrealized losses on investments	1,367	1,081
Other	1,694	1,632
	75,157	51,888

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

 24. Cost of sales and other operating costs

	2021	2020
	$	$

Salaries and benefits	3,392	-
Royalties	386	-
Contract services	6,761	-
Raw materials and consumables	4,233	-
Operational overhead	3,399	-
Depreciation	2,409	-
	20,580	-

25. General and administrative expenses

	2021	2020
	$	$

Salaries and benefits	8,849	1,991
Share-based compensation	4,070	829
Insurance	1,478	535
Depreciation	121	229
Other administrative expenses	7,137	4,586
	21,655	8,170

26. Other income, net

	2021	2020
	$	$

Interest income, net	773	384
Foreign exchange gain (loss)	(425)	253
Premium on flow-through shares	6,971	-
Gain on disposal of assets	153	-
Gain on acquisition of investment	-	3,539
Gain on disposal of investment	-	5,357
Revision of estimated provisions	4,403	-
Other	1,670	270
	13,545	9,803

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

27. Loss per share

	2021	2020
	$	$

Net loss attributable to shareholders of the Company	(133,302)	(8,072)

Basic and diluted weighted average number of common shares outstanding	132,133,613	113,732,580

Net loss per share, basic and diluted	(1.01)	(0.07)

Excluded from the calculation of the diluted loss per share for the year ended December 31, 2021 are 14,789,373 common share purchase warrants and 2,093,600 stock options, as their effect would be anti-dilutive.

28. Key Management

Key management includes directors (executive and non-executive) and the executive management team. The compensation paid or payable to key management for employee services is presented below:

	2021	2020
	$	$

Salaries and short-term employee benefits	4,726	3,332
Share-based compensation	4,073	2,044
Cost recoveries from associates	(579)	(300)

	8,220	5,076

Key management employees are subject to employment agreements which provide for payments on termination of employment without cause or following a change of control providing for payments of between once to twice base salary and bonus and certain vesting acceleration clauses on restricted share units and share options.

29. Supplementary cash flows information

	2021	2020
	$	$
Changes in non-cash working capital items
(Increase) decrease in amounts receivable	559	(497)
Increase in inventory	(13,075)	-
Increase in other current assets	(4,800)	(1,284)
Increase (decrease) in accounts payable and accrued liabilities	(2,270)	6,206
	(19,586)	4,425

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

30. Financial risks

The Company's activities expose it to a variety of financial risks: market risks (including interest rate risk, foreign currency risk and other price risk), credit risk and liquidity risk. The Company's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company's performance.

Risk management is carried out under policies approved by the Board of Directors. The Board of Directors provides principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, the use of derivative financial instruments and non-derivative financial instruments, and investment in excess liquidities.

(a) Market risks

(i) Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates.

The Company's interest rate risk on financial assets is primarily related to cash, which bear interest at variable rates. However, as these investments come to maturity within a short period of time, the impact would likely be not significant.

Financial liabilities are not exposed to interest rate risk since they are non-interest bearing liabilities or bear interest at a fixed rate.

(i) Foreign exchange risk

The Company is exposed to foreign exchange risk arising from currency volatility, primarily with respect to the US dollar. The Company holds balances in cash denominated in U.S. dollars and is therefore exposed to gains or losses on foreign exchange.

As at December 31, 2021 and 2020, the balances in U.S. dollars held by entities with a different functional currency were as follows:

	2021	2020
	$	$

Cash, and net exposure, in US dollars	15,810	47,167

Equivalent in Canadian dollars	20,043	60,053

Based on the balances as at December 31, 2021, a 5% fluctuation in the exchange rates on that date (with all other variables being constant) would have resulted in a variation of net earnings of approximately $1.2 million in 2021 ($0.9 million net of taxes).

(ii) Commodity price risk

The price of gold has a significant influence on the Company's business, results of operations and financial condition. Movements in the spot price of gold have a direct impact on the Company's consolidated financial statements, refined precious metals are sold at prevailing market prices. For the year ended December 31, 2021, the Company recognized $7.7 million in sales of refined precious metals. The Company will continue to monitor the level of sales and when prudent will adopt measures to mitigate its price exposure.

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

30. Financial risks (continued)

(iii) Other price risk

The Company is exposed to equity price risk as a result of holding long-term investments in other exploration and development mining companies. The equity prices of long-term investments are impacted by various underlying factors including commodity prices. Based on the Company's long-term investments held as at December 31, 2021, a 10% increase (decrease) in the equity prices of these investments would decrease (increase) the net loss by $0.1 million and the other comprehensive income (loss) by $3.7 million for the year ended December 31, 2020. Based on the Company's long-term investments held as at December 31, 2020, a 10% increase (decrease) in the equity prices of these investments would decrease (increase) the net loss by $0.3 million and the other comprehensive income (loss) by $9.8 million for the year ended December 31, 2020.

(b) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge its obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash, amounts receivable and reclamation deposits. The Company reduces its credit risk by investing its cash in high interest savings accounts with Canadian regulated financial institutions and its reclamation deposits in guaranteed investments certificates issued by Canadian chartered banks.

The maximum credit exposure of the Company corresponds to the respective instrument's carrying amount.

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet the obligations associated with its financial liabilities. The Company manages the liquidity risk by continuously monitoring actual and projected cash flows, taking into account the requirements related to its investment commitments, mining properties and exploration and evaluation assets and matching the maturity profile of financial assets and liabilities. The Board of Directors of the Company reviews and approves any material transaction out of the ordinary course of business, including proposals on mergers, acquisitions or other major investment or divestitures. As at December 31, 2021, cash is invested in interest savings accounts held with Canadian recognized financial institutions. As at December 31, 2021, all financial liabilities to be settled in cash or by the transfer of other financial assets are expected to be settled within 90 days, except for lease liabilities (note 34) and long-term debt (note 16). For subsequent financings in progress to support planned activities of the Company refer to note 35.

31. Fair value of financial instruments

The following table provides information about financial assets and liabilities measured at fair value in the consolidated statements of financial position and categorized by level according to the significance of the inputs used in making the measurements.

Level 1- Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2- Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

31. Fair value of financial instruments (continued)

			December 31, 2021
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss
Convertible loan receivable			6,339	6,339
Warrants on equity securities
Publicly traded mining exploration and development companies
Precious metals	-	-	571	571
Other minerals	-	-	42	42
Financial assets at fair value through other comprehensive loss
Equity securities
Publicly traded mining exploration and development companies
Precious metals	35,714	-	-	35,714
Other minerals	6,850	-	-	6,850
	42,564	-	6,952	49,516

			December 31, 2020
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements
Financial assets at fair value through profit or loss(i)
Warrants on equity securities
Publicly traded mining exploration and development companies
Precious metals	-	-	1,162	1,162
Other minerals	-	-	730	730
Financial assets at fair value through other comprehensive loss(i)
Equity securities
Publicly traded mining exploration and development companies
Precious metals	82,423	-	-	82,423
Other minerals	16,193	-	-	16,193
	98,616	-	1,892	100,508

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

31. Fair value of financial instruments (continued)

During the years ended December 31, 2021 and 2020, there were no transfers among Level 1, Level 2 and Level 3. Financial instruments in Level 1

The fair value of financial instruments traded in active markets is based on quoted market prices on a recognized securities exchange at the statement of financial position dates. The quoted market price used for financial assets held by the Company is the last transaction price. Instruments included in Level 1 consist primarily of common shares trading on recognized securities exchanges, such as the TSX or the TSX Venture.

Financial instruments in Level 2

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on the Company' specific estimates. If all significant inputs required to measure the fair value of an instrument are observable, the instrument is included in Level 2. If one or more of the significant inputs are not based on observable market data, the instrument is included in Level 3.

Financial instruments in Level 3

Financial instruments classified in Level 3 include investments in private companies and warrants held by the Company that are not traded on a recognized securities exchange. At each statement of financial position date, the fair value of investments held in private companies is evaluated using a discounted cash-flows approach. The main valuation inputs used in the cash- flows models being significant unobservable inputs, these investments are classified in Level 3. The fair value of the investments in warrants is determined using the Black-Scholes option pricing model which includes significant inputs not based on observable market data. Therefore, investments in warrants are included in Level 3.

The following table presents the changes in the Level 3 investments (warrants and convertible loan) for the years ended December 31, 2021 and 2020:

	2021	2020
	$	$

Balance - Beginning of year	1,892	529
Acquisitions	6,915	769
Warrants exercised	(1,122)	(7)
Change in fair value - warrants exercised (i)	300	17
Change in fair value - deemed disposed (i)	(15)	(48)
Change in fair value - held at the end of the year (i)	(1018)	632

Balance - End of year	6,952	1,892

(i) Recognized in the consolidated statements of loss under other income, net.

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

31. Fair value of financial instruments (continued)

The fair value of the financial instruments classified as Level 3 depends on the nature of the financial instruments.

The fair value of the warrants on equity securities of publicly traded mining exploration and development companies, classified as Level 3, is determined using the Black-Scholes option pricing model. The main non-observable input used in the model is the expected volatility. An increase/decrease in the expected volatility used in the models of 10% would lead to an insignificant variation in the fair value of the warrants as at December 31, 2021 and December 31, 2020.

Financial instruments not measured at fair value on the consolidated statements of financial position

Financial instruments that are not measured at fair value on the consolidated statement of financial position are represented by cash, trade receivables, amounts receivable from associates and other receivables, notes receivable, accounts payable and accrued liabilities and long-term debt. The fair values of cash, trade receivables, amounts receivable from associates and other receivables, accounts payable and accrued liabilities and short-term debt approximate their carrying values due to their short-term nature. The fair value of the non-current notes receivable approximate their carrying value as there were no significant changes in economic and risks parameters since the issuance/acquisition or assumptions of those financial instruments. The carrying values of the long-term debt approximates its fair value given that its interest rates are similar to the rates the Company would obtain under similar conditions at the reporting date.

32. Related party transactions

During year ended December 31, 2021, the Company incurred expenses of $3.5 million ($2.2 million in 2021) for administrative, legal and technical expenses charged from associates, primarily reflected in the consolidated statement of loss.

During the year end December 31, 2021, the Company contributed a donation of $0.5 million to Barkerville Heritage Trust, where an officer of Osisko Development holds a position on the board of directors.

As of December 31, 2021, amounts receivable from associates amounted to $0.1 million ($nil in 2020) and amounts payable to associates totalled $0.3 million ($0.4 million in 2020).

Additional transactions with related parties are described under notes 2, 5, 11, 13, 18, 22 and 35.

33. Segmented information

The chief operating decision-maker organizes and manages the business under operating segments, being the acquisition, exploration and development of mineral properties.

The assets related to the exploration, evaluation and development of mining projects are located in Canada and in Mexico, and are detailed as follows as at December 31, 2021and 2020:

		December 31, 2021
	Canada	Mexico	Total
	$	$	$

Other assets (non-current)	3,767	12,484	16,251
Mining interest	394,329	81,292	475,621
Property, plant and equipment	61,520	22,192	83,712
Exploration and evaluation assets	3,635	-	3,635
Total non-current assets	462,148	115,968	578,116

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

33. Segmented information (continued)

		December 31, 2020[1]
	Canada	Mexico	Total
	$	$	$

Other assets (non-current)	599	24,054	24,653
Plant and equipment	19,861	1,337	21,198
Mining interest	325,042	60,760	385,802
Exploration and evaluation assets	40,680	1,189	41,869
Total non-current assets	386,182	87,340	473,522

1 - Comparative figures have been restated to conform to the current period presentation.

	Canada	Mexico	Total
	$	$	$
For the year ended December 31, 2021
Revenues	7,661	-	7,661
Cost of sales	(7,661)	-	(7,661)
Other operating cots	(12,919)	-	(12,919)
General and administrative expenses	(18,552)	(3,103)	(21,655)
Exploration and evaluation	(1,073)	(124)	(1,197)
Impairment of assets	(100,435)	(21,159)	(121,594)
Operating Loss	(132,979)	(24,386)	(157,365)

For the year ended December 31, 2020
General and administrative expenses	(8,074)	(96)	(8,170)
Exploration and evaluation	(64)	(67)	(131)
Operating Loss	(8,074)	(227)	(8,301)

During the year ended December 31, 2020, impairment of assets, revenue, cost of sales and other operating costs were $nil.

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

34. Commitments

The Company has the following commitments as of December 31, 2021:

	Total[1]	less than 1 year	1- 2 years
Purchase obligations	6,535	6,535	-
Capital commitments	34,348	26,800	7,548
Total	40,883	33,335	7,548

1 - The timing of certain capital payments are estimated based on the forecasted timeline of the projects. The majority of the commitments can be canceled at the discretion of the Company with little or no financial impact.

35. Subsequent events

Acquisition of Tintic

On January 25, 2022, the Company entered into definitive agreements (together, the "Agreements") with IG Tintic LLC (the "Vendor") to acquire 100% of Tintic Consolidated Metals LLC ("Tintic") (the "Transaction"). On completion of the Transaction, the Company will acquire 100% ownership of the producing Trixie Mine ("Trixie"), as well as mineral claims covering more than 17,000 acres (including over 14,200 acres of which are patented) in Central Utah's historic Tintic Mining District

Pursuant to the terms of the Transaction, the Company will acquire 100% of Tintic from the Vendors for aggregate payments at closing totaling approximately US$177 million, of which approximately US$54 million will be paid in cash and approximately US$123 million will be paid by the issuance of 35,099,611 common shares of the Company at a price of C$4.32 per share. Refer to Prospective Financings below.

In addition, the Company will pay the Vendors: (i) deferred payments of US$12.5 million payable in equal instalments annually over five years in cash or common shares at the Company's election; (ii) two 1% NSR royalty grants, each with a 50% buyback right in favour of Osisko Development for US$7.5 million which is exercisable within 5 years; (iii) a right to receive the financial equivalent of 10% of the net smelter returns from stockpiled ore extracted from Trixie since January 1, 2018 and sitting on surface; (iv) the set-off of a US$5 million convertible loan owed to Osisko Development; and (v) US$10 million contingent upon commencement of production at the Burgin Mine.

Osisko Bermuda Limited, a subsidiary of Osisko Gold Royalties, has entered into a non-binding metals stream term sheet ("Stream") with a recently established wholly-owned subsidiary of the Company. The upfront cash payment under the Stream, of at least US$20 million and up to US$40 million, will be used by the Company to fund a portion of the cash consideration payable on closing of the Transaction. In the event that the full amount of US$40 million is drawn, the Company will deliver to Osisko Bermuda Limited a maximum of 5% of all metals produced from the Tintic property up to a maximum of 53,400 ounces of refined gold and 4.0% thereafter.

The Transaction is expected to close in the second quarter of 2022, subject to satisfaction of regulatory approvals and customary closing conditions.

Prospective Financings

On February 9, 2022, the Company entered into a non-binding amended letter of engagement with Eight Capital (acting on behalf of a syndicate of underwriters), on a bought-deal private placement basis, to purchase 20,225,000 units at a price of $4.45 per unit for aggregate proceeds of $90 million (the "Offering"). Each unit will be comprised of one common share of the Company and one common share purchase warrant. Each warrant is exercisable at a price of $7.60 and expiring 60 months from closing.

The Company has granted the Underwriters an option, exercisable in whole or in part up to 48 hours prior to the closing of the Offering, to purchase up to an additional aggregate amount of 3,033,750 Subscription Receipts and/or Units at the Issue Price, for additional gross proceeds of up to $13.5 million.

Osisko Development Corp. Notes to the Consolidated Financial Statements For the years ended December 31, 2021 and 2020
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

35. Subsequent events (continued)

The gross proceeds from the Offering, net of expenses of the Underwriters and 50% of the commissions payable to the Underwriters in respect of the subscription units, will be placed into escrow and will be released immediately prior to the completion of the Company's proposed acquisition of Tintic.

On February 7, 2022, the Company entered into a non-brokered private placement arrangement consisting of 31,500,000 units at price of US$3.50 per unit, for total gross proceeds of up to approximately US$110.3 million. The Company may elect to increase the size of the non-brokered private placement, by issuing additional units subject to TSX-V approval. The non-brokered private placement will be held in escrow until certain conditions are met, among other things includes the completion of the listing of the Company's common shares on the New York Stock Exchange.

Each unit consists of one common share and one common share purchase warrant. Each warrant is exercisable at a price of US$6.00 per common share for a period of 5 years from the date of closing.

All of the above noted financings have not yet met the conditions required for closing as of the date of approval of these consolidated financial statements. Failure to close these financings within the expected timelines or at all, may impact and/or curtail the planned activities for the Company.